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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR


For Period Ended: March 31, 1997
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[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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    Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the Notification relates:  N/A

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Commission File Number: 1-0096
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                                    PART I

                            REGISTRANT INFORMATION



Full Name of Registrant:

                           STRIKER INDUSTRIES, INC.

Address of Principal Executive Office:

                           One Riverway, Suite 2450
                             Houston, Texas 77056


                                   PART II

                           RULES 12b-25(b) AND (c)

[X] If the subject Report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed:

          (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense.

          (b) The subject Quarterly Report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date of the Quarterly Report.

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) is attached. N/A


                                   PART III

                                  NARRATIVE

State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period:



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     All of the required information necessary to complete Form 10-Q by May 15,
1997 was not available, and therefore Form 10-Q will be filed within the five day extension period.

                                    PART IV

                               OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this
     Notification:

           MATTHEW D. POND                   713                622-4092
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               (Name)                     (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is No, identify report(s).
                                                       [X] Yes      [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject Report or part thereof?
                                                       [X] Yes      [ ] No

        For the quarter ended March 31, 1997, sales decreased significantly (the decrease in sales is estimated to be approximately $623,000) due primarily to quantity reductions from the quarter ended March 31, 1996. This coupled with a slight increase in cost of sales has resulted in a significant decrease in gross margin (the decrease in gross margin is estimated to be approximately $600,000). The operating loss, increase in general and administrative expenses and an increase in interest expense during the period has resulted in a net loss (estimated to be approximately $2,000,000) for the quarter ended March 31, 1997, as compared to a net loss of $516,459 for the quarter ended March 31, 1996. This will be fully explained in the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 to be filed with the Commission on or before May 20, 1997.

        STRIKER INDUSTRIES, INC. has caused this Notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 14, 1997.          By: /s/ PAUL B. EDMISTON
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                                 Paul B. Edmiston
                                 Corporate Controller